SHAREHOLDER MEETING

The Board of Trustees of Mutual Fund Series Trust
(the "Trust") held a Special Meeting of
the Shareholders of the Dynamic Alpha Fund
(the "Fund"), a series of the Trust,
on June 14, 2017, for the purpose of approving the following proposals.


With respect to approval a new Sub-Advisory Agreement between Catalyst Capital Advisors LLC and Cookson,
Peirce & Co., with respect to the Fund, a series of Mutual Fund Series Trust (the Trust).

For Approval:  4,725,443 shares voted
Against Approval or Abstained:  452,983 shares voted

With respect to approval of the Funds reliance on an order granted by the Securities and Exchange
Commission under which the Fund has been granted for exemption from certain provisions of Section 15(a) of the Investment Company Act of 1940.

For Approval:  4,361,382 shares voted
Against Approval or Abstained:  812,914 shares voted